Exhibit 23.3

[KPMG Letterhead]

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Columbia Bancorp 401(k) Plan and Trust:

We consent to the incorporation by reference in the registration statements on Form S-8 of Fulton Financial Corporation of our report dated June 16, 2006, with respect to the statements of net assets available for benefits of the Columbia Bancorp 401(k) Plan and Trust as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 report on Form 11-K of the Columbia Bancorp 401(k) Plan and Trust.

(signed) KPMG LLP

Baltimore, Maryland

July 12, 2006